[MBR&M Letterhead]

April 17, 2006

VIA EDGAR AND UPS

Mr. Max A. Webb

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	SG Mortgage Securities, LLC

Registration Statement on Form S-3

Filed on February 21, 2006

File No. 333-131973

Response to Comment Letter dated

March 20, 2006

Dear Mr. Webb:

On behalf of SG Mortgage Securities, LLC (the “Depositor”), we submit this letter in response to the comments in your letter dated March 20, 2006 relating to the above-referenced registration statement. To facilitate your review of our responses, we have enclosed changed pages from the base prospectus and each form of prospectus supplement showing revisions made in response to your comments, cross-referenced to the corresponding comment number. Complete copies of each of these documents are also enclosed as part of the Amendment No. 1 to Registration Statement filed herewith.

Registration Statement on Form S-3

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction 1.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response: The Depositor and SG Mortgage Securities Trust 2005-OPT1, the sole issuing entity previously established, directly or indirectly, by the Depositor or any affiliate of the Depositor, have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. The CIK code for SG Mortgage Securities Trust 2005-OPT1 is 0001343868.

Securities and Exchange Commission

April 17, 2006

2.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Response: We confirm that all material terms to be included in the finalized agreements relating to each offering of securities will also be disclosed in the final related Rule 424(b) prospectus.

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response: We confirm that we will file unqualified legal and tax opinions at the time of each takedown.

Prospectus #1

Cover

4.	Please revise the disclosure in the first paragraph on the cover page to refer to the obligations of the “issuing entity”, rather than the “trust, as issuing entity.” Refer to Item 1102(d) of the Regulation AB.

Response: The revision has been made as requested.

Summary of Terms, page S-4

5.	We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds and payment priorities and allocations, including any subordination features, to assist investors in understanding the payment flow on all classes of issued notes. Refer to Item 1103(a)(3)(vi) of Regulation AB.

Response: Page S-15 contains a graphic illustration of the high-level payment priority among the senior certificates as a whole and the various classes of subordinated certificates. However, we do not believe that a graphic format to depict the specific allocation of payments among the various classes of senior certificates would enhance understanding. Any accurate graphic illustration of the various rules and mathematical formulas that govern the allocations of principal and losses would require numerous footnotes to explain how such allocation actually works and would not provide clear and material information to investors.

6.	Please include a brief description of how losses not covered by enhancements or supports will be allocated to the securities.

Response: A description explaining the allocation of losses not covered by enhancements or supports has been inserted as requested on page S-15.

Securities and Exchange Commission

April 17, 2006

Optional Termination, page S-11

7.	Please expand your disclosure in this section to include a placeholder for discussion, when applicable, of events that may trigger liquidation or amortization of the assets or other triggers that would alter the transaction structure or flow of funds. Revise as appropriate.

Response: We have revised the disclosure in this section to include a placeholder for discussion, when applicable, of events that may trigger liquidation or amortization of the assets or other triggers that would alter the transaction structure or flow of funds.

Servicer[s], page S-58

8.	Please confirm that you will provide the disclosure required by Item 1108(b), (c) and (d) of Regulation AB for each servicer meeting the applicable threshold.

Response: We confirm that we will provide the disclosure required by Item 1108(b), (c) and (d) of Regulation AB for each servicer meeting the applicable threshold.

Base Prospectus

Convertible Mortgage Loans, page 6

9.	We note the last sentence of this section. Please clarify the circumstances under which loans will be “remarketed.”

Response: The base prospectus defines a Convertible Mortgage Loan as an ARM loan which allows the mortgagor to convert the adjustable-rate of interest on such mortgage loan to a fixed-rate rate of interest at one or more specified periods during the life of the mortgage loan. If a mortgagor makes such an election, a mismatch could arise between (a) the issuing entity’s obligations on variable rate securities that had been issued to match the original payment characteristics of the loans and (b) the fixed rate of interest payable on the mortgage loan after conversion.

As described on page 6 of the base prospectus, in the event of such a conversion from an adjustable-rate of interest to a fixed-rate of interest, and if specified in the accompanying prospectus supplement and provided in the transaction documentation, the depositor, the master servicer or another party may agree to act as a remarketing agent in arranging for the sale of such mortgage loan out of the trust fund.

We also note that dispositions of such converted loans, to the extent they are achieved pursuant to agreements (“third-party put obligations”) by creditworthy third parties to purchase adjustable rate mortgage loans upon the conversion by mortgagors are not inconsistent with the requirements of Rule 3a-7 of the Investment Company Act of 1940 (“1940 Act”).

Securities and Exchange Commission

April 17, 2006

First, the sale of the issuing entity’s assets pursuant to an agreement based on a conditional event is consistent with the requirement in Rule 3A-7(a)(3) that the assets disposed of by the issuing entity are not done for the primary purpose of recognizing gains or decreasing losses resulting from market value changes.

The purpose of the third-party put obligation would be to eliminate the resulting mismatch between the issuing entity’s obligations on variable rate securities and the fixed rate of interest payable on the mortgage loan after conversion by removing the converted loan from the pool and paying down a portion of the principal of the issuing entity’s securities with the sale proceeds. Because the third-party put obligation would be triggered by a mortgagor’s election and would apply regardless of the market value of the asset at the time the election, the Registrant does not believe that the resulting disposition of the eligible asset would violate Rule 3a-7(a)(3).

Second, the sale of the issuing entity’s assets is not inconsistent with the requirement in Rule 3a-7(a)(1) that the issuing entity issue fixed-income or other securities which entitle their holders to receive payments that depend primarily on the cash flow from eligible assets. The Registrant believes that a third-party put obligation of the type referred to above is an eligible asset. The definition of “eligible assets” in Rule 3a-7(b)(1) includes “any rights or other assets designed to assure the servicing or timely distribution of proceeds to security holders.” Footnote 15 and accompanying text in the adopting release for Rule 3a-7 (Release No. IC-19105) indicate that the text quoted above was intended to include “credit and liquidity arrangements that support the payment of the securities and the underlying assets”, and that liquidity and credit support “may be provided through the use of facilities such as asset purchase and secondary marketing arrangements.” The Registrant believes that the sort of third party obligation described above falls well within the language of the definition of eligible assets (as quoted above) and the regulatory intent (as indicated by Footnote 15 and accompany text).

Delinquent Loans, page 7

10.	We note that the asset pool may include delinquent assets. Please confirm that delinquent assets will be limited to less than 20% of the asset pool. Refer to Item 101(d) of Regulation AB.

Response: We confirm that delinquent assets will be limited to less than 20% of the asset pool related to any takedown.

11.	We note the last paragraph on page 38 of the base prospectus in which you state that [second lien] home loans more than 180 days delinquent may “in some cases” be treated as liquidated. Please clarify your charge-off policy.

Response: In the case of a defaulted second lien loan, the servicer, in order to determine whether a foreclosure proceeding would be in the best interest of the securityholders, will weigh the economic advantages of foreclosing upon the mortgaged property, including preparing an estimate of the proceeds expected to be received and the particular expenses expected to be incurred in connection with such foreclosure, as against writing off the principal balance of the mortgage loan as a bad debt.

Securities and Exchange Commission

April 17, 2006

A foreclosure action is subject to most of the delays and expenses of other lawsuits if defenses are raised or counterclaims are asserted. Additionally, some states have adopted “anti-deficiency” statutes that limit the ability of a lender to collect the full amount owed on a loan if the property sells at foreclosure for less than the full amount owed. Moreover, United States courts have traditionally imposed general equitable principles to limit the remedies available to lenders in foreclosure actions that are perceived by the court as harsh or unfair.

If proceeds from a foreclosure or similar sale of the mortgaged property are insufficient to satisfy all senior liens and the second lien loan in the aggregate, the trust as the holder of the second lien and, accordingly, holders of one or more classes of related securities bear the risk of delay in distributions while a deficiency judgment against the borrower is obtained, as well as the risk of loss if the deficiency judgment is not realized upon.

Accordingly, in cases involving a second lien loan that is 180 days or more delinquent and where foreclosure proceeds related to such loan are not expected to justify the costs and delays attendant to foreclosing on the mortgaged property, the servicer may treat such loan as having been finally liquidated with no foreclosure proceeding.

Principal and Interest Distributions, page 30

12.	Please confirm that any interest rate will be a conventional rate of interest on debt and will not be calculated with reference to a commodities or securities index.

Response: We confirm that any interest rate will be a conventional rate of interest on debt and will not be calculated with reference to a commodities or securities index.

Funding Account, page 33

Revolving Period, page 34

13.	Please revise the prospectus supplements to include placeholders confirming that you will provide the disclosure required by Items 1111(g), 1103(a)(5) and 1101(c)(3)(ii) and (iii) of Regulation AB, if applicable.

Response: We have revised each form of prospectus supplement to include bracketed placeholders for the disclosure required by Items 1111(g), 1103(a)(5) and 1101(c)(3)(ii) and (iii) of Regulation AB as requested.

Derivative Products, page 47

14.	Please identify, and discuss the mechanics of, each type of derivative contemplated in connection with this offering.

Securities and Exchange Commission

April 17, 2006

Response: We have deleted the reference to derivative products.

Reduction and Substitution of Credit Enhancement, page 48

15.	We note that “in most cases,” credit support will be subject to reduction on a non-discretionary basis in accordance with a schedule or formula described in the prospectus supplement. Please confirm that all reductions or substitutions of credit enhancement are non-discretionary in nature or explain the other types of reductions and substitutions you intend to use and why they would fit within the definition of an asset-backed security.

Response: As described on page 48, additional reductions, substitutions or terminations of credit supports may be implemented upon the written assurance from each applicable rating agency that the then-current rating of the related securities will not be adversely affected and with the consent of the related credit enhancer, if applicable.

The definition of “asset-backed security” under Form S-3 (and now Regulation AB) contemplates that an asset-backed security includes “any rights or other assets designed to assure the servicing or timely distributions of proceeds to the security holders.” The credit support provided in a specific transaction is designed to assure timely distributions of proceeds to security holders, and cannot be altered unless a third party rating agency or credit enhancer confirms that a change would not adversely affect the security holders.

Purchase Obligations, page 49

16.	Please expand your disclosure to separately address each of the “purchase obligations” to which you refer and to provide a general explanation of the mechanics for each type of purchase obligation you list in this paragraph.

Response: Each form of prospectus supplement has been revised as requested to include a placeholder for discussion, when applicable, of the mechanics for each type of purchase obligation.

17.	We note that the purchase obligations apply to both the trust assets and the securities, and that the securities may be purchased on demand made by or on behalf of the securityholders. We further note that purchase obligations may include put options and demand features. Please note that we have referred this section to the Division of Investment Management for possible comment.

Response: We note that you have referred this section to the Division of Investment Management. In addition, we refer you to our above response to your comment number 9, with respect to an analysis of certain forms of third party agreements under the Investment Company Act of 1940.

Securities and Exchange Commission

April 17, 2006

Pooling and Servicing Agreement

Section 3.19: Annual Independent Public Accountants’ Servicing Report

18.	Please note that the accountant attestation required under Item 1122 must be prepared with reference to the servicing criteria set forth in subpart (d) of that Item. Please delete the last sentence of this section or tell us why it does not conflict with this requirement.

Response: We note that the accountant attestation required under Item 1122 must be prepared with reference to the servicing criteria set forth in subpart (d) of that Item and we have revised the last sentence of Section 3.19 to delete the reference therein to “standards established by the American Institute of Certified Public Accountants”.

Section 12.01: Intent of the Parties, page 142

19.	Please delete from the third sentence the phrase “consensus among participants in the mortgage-backed securities market, advice of counsel or otherwise.”

Response: We have deleted the phrase in the third sentence of the referenced section as requested.

* * * * * * *

If you have any additional questions you would like to discuss, please do not hesitate to contact me (212) 506-2555 or William Malpica of Mayer, Brown, Rowe & Maw LLP at (212) 506-2228. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Very truly yours,

/s/ Paul A. Jorissen

Paul A. Jorissen

cc:	Arnaud Denis

John B. Maclay

Daniel Morris

Jeffrey Cantrell

Kim Zielinski

William Malpica